POWER CHIPS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2007
for the second quarter of Fiscal Year 2008

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Expenditure		
Administration fees	140,000	21,600
Development fees	77,121	-
Total Expenditures	217,121	21,600
Loss for the period	(217,121)	(21,600)
Accumulated loss brought forward	(598,735)	(392,400)
Accumulated loss carried forward	$ (815,856)	$ (414,000)

POWER CHIPS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60528

BALANCE SHEET
As at 30 September 2007

	30 Sept 2007	30 Sept 2006
	$	$
Current Assets		
Debtors	4,653,703	5,055,560
Total Net Assets	$ 4,653,703	$ 5,055,560
Capital and Reserves		
Called up Share Capital	123,781	123,781
Share Premium Account	5,345,778	5,345,779
Profit and Loss Account	(815,856)	(414,000)
Total Shareholders' Funds	$ 4,653,703	$ 5,055,560
Number of shares in issue	8,035,118	8,035,118

END